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Media release

Blair Athol Mine to finish production

8 August 2012

Rio Tinto Coal Australia’s Blair Athol Mine, near Clermont in Central Queensland, will finish mining operations this year after almost 30 years of production.

Clermont Region general manager operations Dawid Pretorius said the mine has been progressively scaling back production in a transition towards closure since 2010.

“After close to three decades, Blair Athol Mine’s coal seams are largely mined out and the time has come to finish production,” he said.

“Coal mining has a long and proud history at Blair Athol, dating back to the late eighteen hundreds when coal was first discovered in this area. At its peak, Blair Athol Mine was Australia’s largest exporter of thermal coal, blessed with uniquely thick coal seams.

“Since 2005, Rio Tinto had planned to close the mine at the end of this year and consulted with its community consultative committee and workforce. However, as coal prices rose in recent times we looked to extend the life of the mine by mining a poorer quality coal and harder to reach seam for a few more years. Unfortunately, the recent significant drop in thermal coal prices, and other factors such as rising costs and the foreign exchange rate mean this is no longer a feasible option and we will keep to the original plan to finish production in 2012.

“The final day of production at Blair Athol Mine will depend on the progress of mining operations over coming months, but we expect it will be before December.”

Rio Tinto Coal Australia has consulted with workers over several years about their futures after mining stops at Blair Athol Mine.

There are currently around 170 employees and contractors working at the operation. There will be around 30 roles after production finishes at the site. These will include work in the coal handling and preparation plant and rail load-out facilities, which will continue to be used for coal from the nearby Clermont Mine, as well as care and maintenance work in the lead up to a rehabilitation programme.

“We have been planning for the eventual closure of Blair Athol Mine for many years, as we know it will be a significant adjustment for our workers, their families and the local community,” said Mr Pretorius.

“Rio Tinto is committed to providing support for employees and will continue to contribute to the strength of the local community through its nearby Clermont Mine and ongoing investment in a wide range of partnerships.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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“A programme called My Future Plan has given employees a chance to discuss their preferred options with their leaders and obtain assistance with seeking other employment. The majority of employees have expressed interest in taking redundancy and we will try to accommodate other preferences such as redeployment where possible.

“We have also started holding information sessions to support family members of Blair Athol employees through the closure process and will run similar sessions with the local community.”

Planning for a rehabilitation programme for the Blair Athol site is underway and further details of this programme, including the final landform and use, will be determined in consultation with the Queensland Government over coming months.

About Rio Tinto Coal Australia

Rio Tinto Coal Australia has been an important contributor to Queensland’s community and economy for over a quarter century and today manages three open cut mines and one underground mine. We aim to achieve shared value with members of the communities in which we operate. Our operations create not only economic value – but value for society by addressing communities’ needs and challenges.

In 2011 our operations employed more than 2400 employees and spent over $1.9 billion with close to 1700 Queensland businesses. To date our community development funds have invested more than $10 million into Queensland community projects and partnerships in areas including health, training and education, along with additional investments such as $10 million towards upgrading the Clermont airport. Rio Tinto Coal Australia partners with the community to build stronger, smarter and more sustainable communities around our operations.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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